Exhibit 3(ii)

FIFTH AMENDMENT TO THE

AMENDED AND RESTATED BYLAWS

OF

LSB INDUSTRIES, INC.

This Fifth Amendment to the Amended and Restated Bylaws of LSB Industries, Inc. (the “Corporation”), dated August 20, 2009, as amended by the First Amendment, dated February 18, 2010, the Second Amendment, dated January 17, 2014, the Third Amendment, dated February 4, 2014, and the Fourth Amendment, dated August 21, 2014 (together, the “Bylaws”), which amends the Bylaws to increase the maximum number of members of the Board of Directors of the Corporation from ten to thirteen directors, was unanimously approved and adopted by the Board of Directors of the Corporation at their meeting held on April 26, 2015:

1. Amendment to ARTICLE IV, Section 1. “Number, Term, Qualifications and Vacancies.” The second sentence of Section 1 of ARTICLE IV of the Bylaws is hereby deleted in its entirety, and the following new sentence is substituted in lieu thereof:

“The number of directors that shall constitute the whole Board of Directors may be fixed from time to time pursuant to a resolution adopted by a vote of two-thirds of the entire Board of Directors and may consist of no fewer than three nor more than thirteen members.”

2. The Bylaws, as amended and modified by this Fifth Amendment to the Amended and Restated Bylaws of LSB Industries, Inc., sets forth the entire bylaws of LSB Industries, Inc. This Fifth Amendment to the Amended and Restated Bylaws of LSB Industries, Inc. is effective April 26, 2015, the date the Board of Directors unanimously adopted and approved such amendment.

Dated: April 26, 2015

LSB INDUSTRIES, INC.

/s/ Jack E. Golsen
Jack E. Golsen
Executive Chairman of the Board

/s/ David M. Shear
David M. Shear, Secretary